Exhibit 99.2

Select Income REIT
Third Quarter 2014
Supplemental Operating and Financial Data


SIR
LISTED
NYSE

All amounts in this report are unaudited.

4885-4931 North 300 West, Provo, UT
Square Feet: 125,225
Vivint, Inc. Corporate Headquarters


SIR

TABLE OF CONTENTS


SIR

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, EXTEND OR RENEW THEIR LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,
- THE LIKELIHOOD THAT OUR RENTS MAY INCREASE WHEN RENTS ARE RESET AT OUR LEASED LANDS IN HAWAII,
- OUR ACQUISITIONS OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- THE CREDIT QUALITIES OF OUR TENANTS,
- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY BY PARTICIPATING IN AFFILIATES INSURANCE COMPANY, OR AIC, WITH REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND COMPANIES TO WHICH RMR PROVIDES MANAGEMENT SERVICES, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, GOVERNMENT PROPERTIES INCOME TRUST, OR GOV, RMR, SENIOR HOUSING PROPERTIES TRUST, OR SNH, AIC AND THEIR RELATED PERSONS AND ENTITIES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS, AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,
- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND SALES MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,


SIR

WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,
- A MAJORITY OF OUR HAWAII PROPERTIES ARE LANDS LEASED FOR RENTS THAT ARE PERIODICALLY RESET BASED ON FAIR MARKET VALUES. THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA PRESENTATION REFLECTS THAT REVENUES FROM OUR PROPERTIES IN HAWAII HAVE GENERALLY INCREASED DURING OUR OWNERSHIP AS THE LEASES FOR THOSE PROPERTIES HAVE BEEN RESET OR RENEWED. THERE CAN BE NO ASSURANCE THAT REVENUES FROM OUR HAWAII PROPERTIES WILL INCREASE AS A RESULT OF FUTURE RENT RESETS OR LEASE RENEWALS, AND FUTURE RESET RENTS COULD DECREASE,
- WE MAY NOT SUCCEED IN DIVERSIFYING OUR TENANTS AND ANY DIVERSIFICATION WE MAY ACHIEVE MAY NOT MITIGATE OUR PORTFOLIO RISKS OR IMPROVE THE SECURITY OF OUR REVENUES OR OUR OPERATING PERFORMANCE,
- THE UNEMPLOYMENT RATE IN THE UNITED STATES MAY BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE IS REDUCED, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT RENTAL RATES AS HIGH AS EXPIRING RATES, AND OUR FINANCIAL RESULTS MAY DECLINE,
- OUR BELIEF THAT THERE IS A LIKELIHOOD THAT TENANTS MAY RENEW OR EXTEND OUR LEASES WHEN THEY EXPIRE WHENEVER THEY MAY HAVE MADE SIGNIFICANT INVESTMENTS IN THE LEASED PROPERTIES, OR BECAUSE THOSE PROPERTIES MAY BE OF STRATEGIC IMPORTANCE TO THEM, MAY NOT BE REALIZED,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AGREEMENT AND OUR TERM LOAN AGREEMENT IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- WE MAY EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY SUBJECT TO MEETING CERTAIN CONDITIONS AND PAYMENT OF A FEE. WE CAN PROVIDE NO ASSURANCE THAT THE APPLICABLE CONDITIONS WILL BE MET,
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH RMR, AIC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE, AND
- THE MARGINS USED TO DETERMINE THE INTEREST RATE ON OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN AND THE FACILITY FEE WE PAY ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR DEBT LEVERAGE RATIO OR ON OUR CREDIT RATINGS. FUTURE INCREASES IN OUR DEBT LEVERAGE RATIO MAY CAUSE THE INTEREST WE PAY TO INCREASE. WE DO NOT CURRENTLY HAVE ANY CREDIT RATINGS; THERE CAN BE NO ASSURANCES THAT WE WILL OBTAIN CREDIT RATINGS IN THE FUTURE OR WHAT ANY RATINGS WE MAY OBTAIN MAY BE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.


7001 Columbia Gateway Drive, Columbia, MD
Square Feet: 119,912
Merkle Group, Inc. Corporate Headquarters
7001

CORPORATE INFORMATION

COMPANY PROFILE


SIR

The Company:

Select Income REIT, or SIR, we, our or us, is a real estate investment trust, or REIT, which owns and invests in lands and properties that are primarily net leased to single tenants. As of September 30, 2014, we owned 50 properties (280 buildings, leasable land parcels and easements) with approximately 27.0 million rentable square feet located in 21 states, including 11 properties (229 buildings, leasable land parcels and easements) with approximately 17.8 million square feet which are primarily leasable industrial and commercial lands located in Hawaii.

Management:

SIR is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of September 30, 2014, RMR managed a large portfolio of publicly owned real estate, including approximately 1,150 properties located in 47 states, Washington, D.C., Puerto Rico, Canada and Australia. In addition to managing SIR, RMR manages Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S. and owns 35.9% of our common shares, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. RMR is also currently providing management and transition services to Equity CommonWealth, or EQC, a publicly traded REIT that primarily owns office properties. In addition, RMR provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company that is a tenant of SNH and that manages certain of SNH's senior living communities, and TravelCenters of America LLC, an operator of travel centers, which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $21 billion as of September 30, 2014. We believe that being managed by RMR is a competitive advantage for SIR because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbol:

Common Shares – SIR

Portfolio Data (as of 9/30/2014):
(dollars and sq. ft. in 000s)

Total properties	50
Total sq. ft.	27,040
Percent leased	96.1%
Q3 2014 total revenue	$ 56,700
Q3 2014 Cash Basis NOI [1]	$ 41,658
Q3 2014 Normalized FFO [1]	$ 39,297

[1] See Exhibits A and C for the calculations of FFO, Normalized FFO, NOI and Cash Basis NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.


SIR

INVESTOR INFORMATION

Board of Trustees

Senior Management

David M. Blackman
President and Chief Operating Officer

John C. Popeo
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335
(e-mail) info@sirreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo, Treasurer and Chief Financial Officer, at (617) 796-8303 or jpopeo@sirreit.com.

Investor and media inquiries should be directed to Jason Fredette, Director, Investor Relations at (617) 796-8320 or jfredette@sirreit.com.


SIR

RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(646) 855-5808
james.feldman@baml.com

MLV & Co.
Jonathan Petersen
(646) 556-9185
jpetersen@mlvco.com

Morgan Stanley
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

RBC Capital Markets
Rich Moore
(440) 715-2646
rich.moore@rbccm.com

Wells Fargo Securities, LLC
Brendan Maiorana
(443) 263-6516
brendan.maiorana@wellsfargo.com

SIR is followed by the analysts listed above. Please note that any opinions, estimates or forecasts regarding SIR's performance made by these analysts do not represent opinions, forecasts or predictions of SIR or its management. SIR does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts.



725 Darlington Avenue, Mahwah, NJ
Square Feet: 167,424
Net-A-Porter North American Headquarters

FINANCIAL INFORMATION


SIR

KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Shares Outstanding:					
Common shares outstanding (at end of period) [1]	59,950	59,889	49,868	49,830	49,830
Weighted average common shares outstanding [1]	59,905	54,178	49,841	49,830	49,686
Common Share Data:					
Price at end of period	$ 24.05	$ 29.64	$ 30.27	$ 26.74	$ 25.80
High during period	$ 30.20	$ 31.47	$ 30.52	$ 28.16	$ 28.24
Low during period	$ 24.02	$ 27.77	$ 26.26	$ 24.77	$ 23.79
Annualized dividends paid per share [2]	$ 1.92	$ 1.92	$ 1.84	$ 1.84	$ 1.76
Annualized dividend yield (at end of period) [2]	8.0%	6.5%	6.1%	6.9%	6.8%
Annualized Normalized FFO multiple (at end of period) [3]	9.2x	11.3x	10.4x	10.2x	9.7x
Annualized NOI / total market capitalization [4]	9.9%	8.4%	7.7%	8.5%	9.0%
Market Capitalization:					
Total debt (book value)	$ 433,952	$ 443,103	$ 714,232	$ 536,147	$ 457,309
Plus: market value of common shares (at end of period)	1,441,798	1,775,110	1,509,504	1,332,454	1,285,614
Total market capitalization	$ 1,875,750	$ 2,218,213	$ 2,223,736	$ 1,868,601	$ 1,742,923
Total debt / total market capitalization	23.1%	20.0%	32.1%	28.7%	26.2%
Book Capitalization:					
Total debt	$ 433,952	$ 443,103	$ 714,232	$ 536,147	$ 457,309
Plus: total shareholders' equity	1,482,099	1,486,303	1,201,988	1,198,691	1,197,526
Total book capitalization	$ 1,916,051	$ 1,929,406	$ 1,916,220	$ 1,734,838	$ 1,654,835
Total debt / total book capitalization	22.6%	23.0%	37.3%	30.9%	27.6%
Selected Balance Sheet Data:					
Total assets	$ 1,989,842	$ 1,996,891	$ 1,984,315	$ 1,801,859	$ 1,715,151
Total liabilities	$ 507,743	$ 510,588	$ 782,327	$ 603,168	$ 517,625
Gross book value of real estate assets [5]	$ 1,992,887	$ 1,992,132	$ 1,782,463	$ 1,782,309	$ 1,697,426
Total debt / gross book value of real estate [5]	21.8%	22.2%	40.1%	30.1%	26.9%

[1] Includes shares issued under our equity compensation plan, annual incentive management fees paid in shares and beginning in 2014, the portion of monthly business management fees paid in shares. In the second quarter of 2014 and the third quarter of 2013, we sold 10,000 and 10,500 of our common shares, respectively, in public offerings.

[2] The amounts stated reflect the amounts paid during the period.

[3] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of net income determined in accordance with U.S. generally accepted accounting principles, or GAAP, to those amounts.

[4] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[5] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.


SIR

KEY FINANCIAL DATA (CONTINUED)

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Selected Income Statement Data:					
Total revenues	$ 56,700	$ 56,557	$ 53,028	$ 49,933	$ 48,584
NOI [1]	$ 46,418	$ 46,572	$ 43,049	$ 39,723	$ 39,297
NOI margin [3]	81.9%	82.3%	81.2%	79.6%	80.9%
Adjusted EBITDA [2]	$ 43,090	$ 43,498	$ 40,175	$ 36,720	$ 36,522
Net income	$ 23,742	$ 30,208	$ 25,058	$ 24,079	$ 23,594
Normalized FFO [4]	$ 39,297	$ 39,228	$ 36,385	$ 32,660	$ 33,065
Common distributions paid [5]	$ 28,748	$ 23,938	$ 22,922	$ 22,922	$ 21,909
Per Share Data:					
Net income	$ 0.40	$ 0.56	$ 0.50	$ 0.48	$ 0.47
Normalized FFO [4]	$ 0.66	$ 0.72	$ 0.73	$ 0.66	$ 0.67
Common distributions paid [5]	$ 0.48	$ 0.48	$ 0.46	$ 0.46	$ 0.44
Normalized FFO payout ratio [4]	73.2%	61.0%	63.0%	70.2%	66.3%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	14.2x	12.0x	12.0x	11.2x	11.3x
Total Debt / annualized Adjusted EBITDA [2]	2.5x	2.5x	4.4x	3.7x	3.1x

[1] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[2] See Exhibit B for the calculation of Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to that amount. Adjustments were made to prior period amounts to conform to current period Adjusted EBITDA calculation.

[3] NOI margin is defined as NOI as a percentage of total revenues. See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[4] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of net income determined in accordance with GAAP to those amounts.

[5] The amounts stated reflect the amounts paid during the period.


SIR

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share data)

	September 30, 2014	December 31, 2013
ASSETS		
Real estate properties:		
Land	$ 754,759	$ 732,509
Buildings and improvements	1,099,474	913,948
	1,854,233	1,646,457
Accumulated depreciation	(87,231)	(67,223)
	1,767,002	1,579,234
Acquired real estate leases, net	121,501	129,426
Cash and cash equivalents	14,710	20,025
Restricted cash	42	42
Rents receivable, net of allowance for doubtful accounts of $1,551 and $936, respectively	65,116	55,335
Deferred leasing costs, net	6,134	5,599
Deferred financing costs, net	3,371	4,834
Other assets	11,966	7,364
Total assets	$ 1,989,842	$ 1,801,859
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 65,000	$ 159,000
Term loan	350,000	350,000
Mortgage notes payable	18,952	27,147
Accounts payable and accrued expenses	25,440	20,655
Assumed real estate lease obligations, net	26,250	26,966
Rents collected in advance	9,993	8,637
Security deposits	10,336	8,359
Due to related parties	1,772	2,404
Total liabilities	507,743	603,168
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 125,000,000 and 75,000,000 shares authorized, respectively; 59,949,542 and 49,829,541 shares issued and outstanding, respectively	599	498
Additional paid in capital	1,440,792	1,160,894
Cumulative net income	223,352	144,343
Cumulative other comprehensive loss	(17)	(25)
Cumulative common distributions	(182,627)	(107,019)
Total shareholders' equity	1,482,099	1,198,691
Total liabilities and shareholders' equity	$ 1,989,842	$ 1,801,859


SIR

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar and share amounts in thousands, except per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2014	2013	2014	2013
Revenues				
Rental income	$ 48,523	$ 41,169	$ 142,051	$ 117,333
Tenant reimbursements and other income	8,177	7,415	24,234	21,057
Total revenues	56,700	48,584	166,285	138,390
Expenses				
Real estate taxes	5,645	5,020	16,580	14,805
Other operating expenses	4,637	4,267	13,666	11,367
Depreciation and amortization	10,653	8,485	30,442	22,445
Acquisition related costs	5,365	790	5,739	1,479
General and administrative [(1)]	3,749	3,208	11,123	8,884
Total expenses	30,049	21,770	77,550	58,980
Operating income	26,651	26,814	88,735	79,410
Interest expense (including amortization of debt premiums and deferred financing fees of $378, $369, $1,182 and $1,090, respectively)	(3,033)	(3,232)	(10,025)	(10,484)
Gain on early extinguishment of debt	-	-	243	-
Income before income tax expense and equity in earnings of an investee	23,618	23,582	78,953	68,926
Income tax expense	(30)	(52)	(120)	(132)
Equity in earnings of an investee	38	64	59	219
Income before gain on sale of property	23,626	23,594	78,892	69,013
Gain on sale of property	116	-	116	-
Net income	$ 23,742	$ 23,594	$ 79,008	$ 69,013
Weighted average common shares outstanding	59,905	49,686	54,678	42,790
Basic and diluted net income per common share	$ 0.40	$ 0.47	$ 1.44	$ 1.61
Additional Data:				
General and administrative expenses / total revenues [(1)]	6.6%	6.6%	6.7%	6.4%
General and administrative expenses / total assets (at end of period) [(1)]	0.2%	0.2%	0.6%	0.5%
Non cash straight line rent adjustments included in rental income[(2)]	$ 4,700	$ 4,107	$ 12,757	$ 9,763
Lease value amortization included in rental income [(2)]	$ 60	$ (264)	$ 137	$ (760)
Lease termination fees included in rental income	$ -	$ -	$ -	$ -
Capitalized interest expense	$ -	$ -	$ -	$ -

(1) General and administrative expense includes estimated incentive fees, if any, under our business management agreement which are earned and payable in common shares after the end of each calendar year.

(2) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities.


SIR

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	For the Nine Months Ended September 30,	
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 79,008	$ 69,013
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation	20,020	14,890
Net amortization of debt premiums and deferred financing fees	1,182	1,090
Amortization of acquired real estate leases and assumed real estate lease obligations	9,625	7,732
Amortization of deferred leasing costs	711	625
Provision for losses on rents receivable	356	180
Straight line rental income	(12,757)	(9,763)
Gain on early extinguishment of debt	(243)	-
Gain on sale of property	(116)	-
Other non-cash expenses	1,671	1,115
Equity in earnings of equity investments	(59)	(219)
Change in assets and liabilities:		
Rents receivable	2,620	(3,705)
Deferred leasing costs	(1,246)	(1,350)
Other assets	(3,709)	(4,509)
Due from related parties	-	585
Accounts payable and accrued expenses	4,457	1,686
Rents collected in advance	1,356	2,973
Security deposits	1,977	323
Due to related parties	175	(463)
Net cash provided by operating activities	105,028	80,203
CASH FLOWS FROM INVESTING ACTIVITIES:		
Real estate acquisitions	(208,825)	(293,631)
Real estate improvements	(859)	(3,869)
Proceeds from sale of property, net	116	-
Investment in Affiliates Insurance Company	(825)	-
Net cash used in investing activities	(210,393)	(297,500)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common shares, net	277,329	283,510
Proceeds from borrowings	256,000	308,000
Repayments of borrowings	(357,671)	(323,161)
Deferred financing fees	-	(1,194)
Distributions to common shareholders	(75,608)	(55,691)
Net cash provided by financing activities	100,050	211,464
Decrease in cash and cash equivalents	(5,315)	(5,833)
Cash and cash equivalents at beginning of period	20,025	20,373
Cash and cash equivalents at end of period	$ 14,710	$ 14,540
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ 8,975	$ 9,294
Income taxes paid	$ 93	$ 325


SIR

DEBT SUMMARY

(dollars in thousands)

	Coupon Rate [1]	Interest Rate [2]	Principal Balance [3]	Maturity Date	Due at Maturity	Years to Maturity
Debt as of September 30, 2014:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 130 bps) [4]	1.450%	1.450%	$ 65,000	3/11/2016	$ 65,000	1.4
Term loan (LIBOR + 155 bps) [5]	1.700%	1.700%	350,000	7/11/2017	350,000	2.8
Subtotal / weighted average floating rate debt	1.661%	1.661%	415,000		415,000	2.6
Secured Fixed Rate Debt:						
One property (2 buildings) in Carlsbad, CA	5.950%	4.200%	18,059	9/1/2017	17,314	2.9
Total / weighted average debt	1.840%	1.767%	$ 433,059		$ 432,314	2.6

(1) Reflects the interest rate stated in, or determined pursuant to, the contract terms.

(2) Includes the effect of mark to market accounting for our mortgage note payable as of the date we assumed the mortgage debt. Excludes upfront transaction costs.

(3) Secured debt excludes unamortized premium of $893; total debt outstanding as of September 30, 2014, including unamortized premium, was $433,952.

(4) Represents amount outstanding on our $750,000 revolving credit facility at September 30, 2014. Interest rate is as of September 30, 2014 and excludes the 30 bps annual facility fee. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to March 11, 2017.

(5) Represents amount outstanding on our $350,000 term loan at September 30, 2014. Interest rate is as of September 30, 2014.


SIR

DEBT MATURITY SCHEDULE

(dollars in thousands)

Scheduled Principal Payments As of September 30, 2014			
Year	Unsecured Floating Rate Debt	Secured Fixed Rate Debt [3]	Total [3]
10/1/2014 - 12/31/2014	$ -	$ 59	$ 59
2015	-	245	245
2016	65,000 [1]	257	65,257
2017	350,000 [2]	17,498	367,498
2018	-	-	-
Total	$ 415,000	$ 18,059	$ 433,059
Percent	95.8%	4.2%	100.0%

[1] Represents amount outstanding on our $750,000 revolving credit facility at September 30, 2014. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to March 11, 2017.

[2] Represents amount outstanding on our $350,000 term loan at September 30, 2014. Our term loan is prepayable without penalty at any time.

[3] Secured debt excludes unamortized premium of $893; total debt outstanding as of September 30, 2014, including unamortized premium, was $433,952.


SIR

LEVERAGE AND COVERAGE RATIOS

	As of and For the Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Leverage Ratios:					
Total debt / total market capitalization	23.1%	20.0%	32.1%	28.7%	26.2%
Total debt / total book capitalization	22.6%	23.0%	37.3%	30.9%	27.6%
Total debt / gross book value of real estate assets [1]	21.8%	22.2%	40.1%	30.1%	26.9%
Variable rate debt / total assets	20.9%	21.2%	35.0%	28.2%	25.1%
Secured fixed rate debt / total assets	1.0%	1.0%	1.0%	1.5%	1.6%
Total debt / total assets	21.8%	22.2%	36.0%	29.8%	26.7%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	14.2x	12.0x	12.0x	11.2x	11.3x
Total debt / annualized Adjusted EBITDA [2]	2.5x	2.5x	4.4x	3.7x	3.1x

[1] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.

[2] See Exhibit B for calculation of Adjusted EBITDA and for a reconciliation of net income determined in accordance with GAAP to that amount. Adjustments were made to prior period amounts to conform to current period Adjusted EBITDA calculation.

CAPITAL EXPENDITURES SUMMARY

(amounts in thousands)

	For the Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Tenant improvements [1]	$ 518	$ 37	$ -	$ 142	$ 679
Leasing costs [2]	357	544	345	291	176
Building improvements [3]	88	218	71	345	137
Recurring capital expenditures	963	799	416	778	992
Development, redevelopment and other activities [4]	70	298	78	1,026	691
Total capital expenditures	$ 1,033	$ 1,097	$ 494	$ 1,804	$ 1,683

[1] Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.

[2] Leasing costs include leasing related costs, such as brokerage commissions, legal costs and tenant inducements.

[3] Building improvements generally include (i) expenditures to replace obsolete building components and (ii) expenditures that extend the useful life of existing assets.

[4] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property and (ii) major capital expenditure projects that reposition a property or result in new sources of revenues.


SIR

ACQUISITIONS AND DISPOSITION INFORMATION SINCE 1/1/2014

(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Acquisitions:

Date Acquired	Location	Number of Properties	Buildings	Sq. Ft.	Purchase Price [(1)]	Purchase Price [(1)] / Sq. Ft.	Cap Rate [(2)]	Weighted Average Remaining Lease Term in Years [(3)]	Percent Leased [(4)]	Tenant
4/1/2014	Naperville, IL	1	1	820	$ 187,500	$ 229	8.7%	15.0	100.0%	Tellabs, Inc.
4/9/2014	Mahwah, NJ	1	1	167	20,360	122	7.6%	9.1	100.0%	The NET-A-PORTER Group LLC
Total / Weighted Average		2	2	987	$ 207,860	$ 211	8.6%	14.5	100.0%	

Dispositions:

Date Sold	Location	Number of Properties	Number of Properties	Sq. Ft.	Sale Price [(1)]	Net Book Value
Sept 2014	Hunsville, AL	-	-	-	127	-

[(1)] Represents the gross contract purchase or sale price, excluding acquisition or sale costs and purchase price allocations.

[(2)] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases as of the date of acquisition, less estimated annual property operating expenses as of the date of acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price, including the principal amount of any assumed debt and excluding acquisition related costs.

[(3)] Average remaining lease term in years is weighted based on rental revenues as of the date acquired.

[(4)] Percent leased as of the date acquired.

PORTFOLIO INFORMATION



32150 Just Imagine Drive, Avon, OH
Square Feet: 644,850
ShurTech Brands, LLC Corporate Office


SIR

PORTFOLIO SUMMARY BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended September 30, 2014		
Key Statistic	Hawaii Properties	Mainland Properties	Total
Number of properties	11	39	50
Percent of total	22.0%	78.0%	100.0%
Leasable buildings, land parcels and easements	229	51	280
Percent of total	81.8%	18.2%	100.0%
Total square feet	17,793	9,247	27,040
Percent of total	65.8%	34.2%	100.0%
Leased square feet	16,734	9,247	25,981
Percent leased	94.0%	100.0%	96.1%
Total revenues	$ 21,393	$ 35,307	$ 56,700
Percent of total	37.7%	62.3%	100.0%
NOI [1]	$ 16,809	$ 29,609	$ 46,418
Percent of total	36.2%	63.8%	100.0%
Cash Basis NOI [1]	$ 15,958	$ 25,700	$ 41,658
Percent of total	38.3%	61.7%	100.0%

(1) See Exhibit A for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.


SIR

SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]		As of and For the Nine Months Ended [2]	
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Number of Properties:				
Hawaii Properties	11	11	11	11
Mainland Properties	33	33	30	30
Total	44	44	41	41
Leasable buildings, land parcels and easements:				
Hawaii Properties	229	229	229	229
Mainland Properties	43	43	38	38
Total	272	272	267	267
Square Feet: [3]				
Hawaii Properties	17,793	17,793	17,793	17,793
Mainland Properties	7,598	7,598	6,819	6,819
Total	25,391	25,391	24,612	24,612
Percent Leased: [4]				
Hawaii Properties	94.0%	93.6%	94.0%	93.6%
Mainland Properties	100.0%	100.0%	100.0%	100.0%
Total	95.8%	95.5%	95.7%	95.4%
Total Revenues:				
Hawaii Properties	$ 21,393	$ 20,216	$ 64,525	$ 61,388
Mainland Properties	25,448	25,445	61,341	60,473
Total	$ 46,841	$ 45,661	$ 125,866	$ 121,861
NOI: [5]				
Hawaii Properties	$ 16,809	$ 15,688	$ 50,959	$ 48,448
Mainland Properties	20,484	20,765	51,306	51,471
Total	$ 37,293	$ 36,453	$ 102,265	$ 99,919
Cash Basis NOI: [5]				
Hawaii Properties	$ 15,958	$ 15,097	$ 47,719	$ 46,594
Mainland Properties	18,018	17,791	47,276	46,192
Total	$ 33,976	$ 32,888	$ 94,995	$ 92,786
NOI % Change:				
Hawaii Properties	7.1%		5.2%	
Mainland Properties	-1.4%		-0.3%	
Total	2.3%		2.3%	
Cash Basis NOI % Change:				
Hawaii Properties	5.7%		2.4%	
Mainland Properties	1.3%		2.3%	
Total	3.3%		2.4%	

[1] Consists of properties that we owned continuously since July 1, 2013.

[2] Consists of properties that we owned continuously since January 1, 2013.

[3] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[4] Includes (i) space being fitted out for occupancy pursuant to leases, if any, and (ii) space that is leased but is not occupied or is being offered for sublease by tenants, if any.

[5] See Exhibit A for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.


SIR

LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Properties	50	50	48	48	45
Leasable buildings, land parcels and easements	280	280	278	278	273
Total sq. ft. [1]	27,040	27,040	26,053	26,053	25,702
Square feet leased	25,981	25,980	24,920	24,883	24,564
Percentage leased	96.1%	96.1%	95.7%	95.5%	95.6%
Leasing Activity (Sq. Ft.):					
New leases	4	91	83	345	-
Renewals	349	148	123	299	72
Total	353	239	206	644	72
% Change in GAAP Rent: [2]					
New leases	71.1%	41.8%	48.4%	33.5%	0.0%
Renewals	-7.7%	2.7%	-0.1%	5.3%	-12.8%
Weighted average	-7.5%	21.0%	20.0%	18.2%	-12.8%
Leasing Costs and Concession Commitments: [3]					
New leases	$ 10	$ 593	$ 572	$ 479	$ -
Renewals	16	54	8	31	32
Total	$ 26	$ 647	$ 580	$ 510	$ 32
Leasing Costs and Concession Commitments per Sq. Ft.: [3]					
New leases	$ 2.50	$ 6.52	$ 6.89	$ 1.39	$ -
Renewals	$ 0.05	$ 0.36	$ 0.07	$ 0.10	$ 0.44
Total	$ 0.07	$ 2.71	$ 2.82	$ 0.79	$ 0.44
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	4.1	12.5	13.7	12.6	-
Renewals	10.6	3.6	11.5	16.2	10.4
Total	10.5	7.0	12.4	14.3	10.4
Leasing Costs and Concession Commitments per Sq. Ft. per Year: [3]					
New leases	$ 0.61	$ 0.52	$ 0.50	$ 0.11	$ -
Renewals	$ -	$ 0.10	$ 0.01	$ 0.01	$ 0.04
Total	$ 0.01	$ 0.39	$ 0.23	$ 0.06	$ 0.04

[1] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Percent difference in prior rents charged for same space. Rents include estimated recurring expense reimbursements and exclude lease value amortization.

[3] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent. Amounts are per square foot per year for the weighted average lease term by leased square footage.

The above leasing summary is based on leases entered into during the periods indicated.


SIR

OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

Property Type	Total Sq. Ft [1] As of 9/30/2014	Sq. Ft. Leases Executed During the Three Months Ended 9/30/2014 New	Renewals	Total
Hawaii Properties	17,793	4	1	5
Mainland Properties	9,247	-	348	348
Total	27,040	4	349	353

Property Type	As of 6/30/2014	6/30/2014 % Leased [2]	Sq. Ft. Leased: Expired	New and Renewals	Acquisitions / (Sales)	As of 9/30/2014	9/30/2014 % Leased
Hawaii Properties	16,733	94.0%	(4)	5	-	16,734	94.0%
Mainland Properties	9,247	100.0%	(348)	348	-	9,247	100.0%
Total	25,980	96.1%	(352)	353	-	25,981	96.1%

[1] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Excludes effects of space remeasurements during the period, if any.

SIR

TENANT DIVERSITY AND CREDIT RATING

(sq. ft. in thousands)

Tenant Industry	% of Annualized Rental Revenue [1]
Technology, Communications	27.0%
Manufacturing, Energy, Transportation	18.4%
Real Estate, Financial	15.8%
Industrial	12.1%
Retail, Food	10.3%
Other	16.4%
	100.0%

% of Annualized Rental Revenue [1]


16.4%
27.0%
10.3%
12.1%
18.4%
15.8%
Technology, Communications
Manufacturing, Energy, Transportation
Real Estate, Financial
Industrial
Retail, Food
Other

Tenant Credit Category	% of Annualized Rental Revenue [1]
Leased Hawaii lands	27.5%
Investment grade rated	29.1% [2]
Non-investment grade or unrated	43.4%
	100.0%

% of Annualized Rental Revenue [1]


27.5%
43.4%
29.1%
Leased Hawaii lands
Investment grade rated[2]
Non-investment grade or unrated

[1] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of September 30, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

[2] Includes 6.3% of leased Hawaii lands which are leased by investment grade rated tenants.


SIR

TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED REVENUES

(sq. ft. in thousands)

As of September 30, 2014

	Tenant	Property Type	Sq. Ft. (1)	% of Total Sq. Ft. (1)	% of Annualized Rental Revenue (2)
1.	Tellabs, Inc.	Mainland Properties	820	3.2%	7.5%
2.	Bank of America, N.A.	Mainland Properties	554	2.1%	6.3%
3.	MeadWestvaco Corporation	Mainland Properties	311	1.2%	4.9%
4.	Orbital Sciences Corporation	Mainland Properties	337	1.3%	4.6%
5.	Cinram Group, Inc.	Mainland Properties	1,371	5.3%	4.1%
6.	Novell, Inc.	Mainland Properties	406	1.6%	3.6%
7.	The Southern Company	Mainland Properties	448	1.7%	2.1%
8.	Hawaii Independent Energy, LLC (formerly Tesoro)	Hawaii Properties	3,148	12.1%	1.9%
9.	Bookspan	Mainland Properties	502	1.9%	1.7%
10.	Vivint, Inc.	Mainland Properties	125	0.5%	1.6%
11.	Merkle Group, Inc.	Mainland Properties	120	0.5%	1.6%
12.	Micron Technology, Inc.	Mainland Properties	96	0.4%	1.6%
13.	Shurtape Technologies, LLC	Mainland Properties	645	2.5%	1.6%
14.	Servco Pacific, Inc.	Hawaii Properties	537	2.1%	1.5%
15.	Stratus Technologies, Inc.	Mainland Properties	287	1.1%	1.5%
16.	Colgate - Palmolive Company	Mainland Properties	142	0.5%	1.4%
17.	Ruckus Wireless, Inc.	Mainland Properties	96	0.4%	1.3%
18.	Hartford Fire Insurance Company	Mainland Properties	100	0.4%	1.3%
19.	SunPower Corporation	Mainland Properties	129	0.5%	1.2%
20.	Arrowhead General Insurance Agency, Inc.	Mainland Properties	95	0.4%	1.2%
21.	Safeway Stores, Inc.	Hawaii Properties	146	0.6%	1.1%
22.	Valassis Communications, Inc.	Mainland Properties	268	1.0%	1.1%
23.	BCI Coca-Cola Bottling Company	Hawaii Properties	351	1.4%	1.1%
24.	Sprint Nextel Corporation	Mainland Properties	140	0.5%	1.0%
	Total		11,174	43.2%	56.8%

(1) Pursuant to existing leases as of September 30, 2014 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any.

(2) Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of September 30, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.


SIR

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

	Total as of 9/30/2014	2014	2015	2016	2017 and Thereafter
Lease Expirations:					
Hawaii Properties:					
Total sq. ft.	17,793				
Leased sq. ft. [(1)]	16,734	96	359	551	15,728
Percent		0.6%	2.1%	3.3%	94.0%
Annualized rental revenue [(2)]	$ 82,733	$ 381	$ 2,664	$ 3,603	$ 76,085
Percent		0.5%	3.2%	4.4%	91.9%
Mainland Properties:					
Total sq. ft.	9,247				
Leased sq. ft. [(1)]	9,247	-	211	557	8,479
Percent		0.0%	2.3%	6.0%	91.7%
Annualized rental revenue [(2)]	$ 140,917	$ -	$ 3,300	$ 5,207	$ 132,410
Percent		0.0%	2.3%	3.7%	94.0%
Total:					
Total sq. ft.	27,040				
Leased sq. ft. [(1)]	25,981	96	570	1,108	24,207
Percent		0.4%	2.2%	4.3%	93.1%
Annualized rental revenue [(2)]	$ 223,650	$ 381	$ 5,964	$ 8,810	$ 208,495
Percent		0.2%	2.7%	3.9%	93.2%

[(1)] Pursuant to existing leases as of September 30, 2014 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied, or is being offered for sublease, if any.

[(2)] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of September 30, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars and sq. ft. in thousands)

Period / Year	Number of Tenants with Expiring Leases	Rented Square Feet Expiring [1]	% of Total Rented Square Feet Expiring [1]	Cumulative % of Total Rented Square Feet Expiring [1]	Annualized Rental Revenue Expiring [2]	% of Total Annualized Rental Revenue Expiring [2]	Cumulative % of Total Annualized Rental Revenue Expiring [2]
10/1/2014 - 12/31/2014	6	96	0.4%	0.4%	$ 381	0.2%	0.2%
2015	25	570	2.2%	2.6%	5,964	2.7%	2.9%
2016	24	1,108	4.3%	6.9%	8,810	3.9%	6.8%
2017	13	505	1.9%	8.8%	6,149	2.7%	9.5%
2018	14	1,483	5.7%	14.5%	14,922	6.7%	16.2%
2019	17	1,837	7.1%	21.6%	7,429	3.3%	19.5%
2020	5	318	1.2%	22.8%	4,286	1.9%	21.4%
2021	7	795	3.1%	25.9%	7,521	3.4%	24.8%
2022	65	3,028	11.7%	37.6%	24,271	10.9%	35.7%
2023	10	1,192	4.6%	42.2%	23,221	10.4%	46.1%
Thereafter	89	15,049	57.8%	100.0%	120,696	53.9%	100.0%
Total	275	25,981	100.0%		$ 223,650	100.0%	
Weighted average remaining lease term (in years)		11.5			10.5		

[1] Rented square feet is pursuant to existing leases as of September 30, 2014, and includes (i) space being fitted out for occupancy pursuant to existing leases, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of September 30, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.


SIR

HAWAII LAND RENT RESET SUMMARY

(dollars and sq. ft. in thousands)

Historical Hawaii Land Rent Resets:

	For the Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Number of leases subject to resets	1	11	18	5	2
Square feet	96	721	592	254	77
Percent change in GAAP rent [1]	19.5%	30.9%	50.8%	43.3%	29.4%

Scheduled Hawaii Land Rent Resets:

	Number of Resets	Sq. Ft.	Annualized Rental Revenue [2]
Resets open from prior periods	6 [3]	2,329	$ 3,657 [4]
10/1/2014 - 12/31/2014	2	336	893
2015	4	510	1,819
2016	-	-	-
2017 and Thereafter	66	5,259	27,912
Total	78	8,434	$ 34,281

[1] Percent difference in prior rents charged for same space. Reset rents include estimated recurring expense reimbursements and exclude lease value amortization.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of September 30, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

[3] Includes leases subject to reset in prior periods that remain under negotiation or subject to arbitration proceedings to determine the reset amounts.

[4] Amount includes rents currently being paid, excluding rent resets not yet established. However, rental income in our condensed consolidated statement of income includes an accrual for estimated rental rate resets not yet established. No accruals are recognized for three tenants in default representing $677 of annualized rental revenue.


Mapunapuna Ground Leases, Honolulu, HI
129 leasable land parcels and easements
Approximate Square Feet: 6,541,000

EXHIBITS

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI [1]


SIR

EXHIBIT A

(dollars in thousands)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Calculation of NOI and Cash Basis NOI:				
Rental Income	$ 48,523	$ 41,169	$ 142,051	$ 117,333
Tenant reimbursements and other income	8,177	7,415	24,234	21,057
Real estate taxes	(5,645)	(5,020)	(16,580)	(14,805)
Other operating expenses	(4,637)	(4,267)	(13,666)	(11,367)
NOI	46,418	39,297	136,039	112,218
Non-cash straight line rent adjustments included in rental income[2]	(4,700)	(4,107)	(12,757)	(9,763)
Lease value amortization included in rental income [2]	(60)	264	(137)	760
Cash Basis NOI	$ 41,658	$ 35,454	$ 123,145	$ 103,215
Reconciliation of Cash Basis NOI and NOI to Net Income:				
Cash Basis NOI	$ 41,658	$ 35,454	$ 123,145	$ 103,215
Non-cash straight line rent adjustments included in rental income[2]	4,700	4,107	12,757	9,763
Lease value amortization included in rental income [2]	60	(264)	137	(760)
NOI	46,418	39,297	136,039	112,218
Depreciation and amortization	(10,653)	(8,485)	(30,442)	(22,445)
Acquisition related costs	(5,365)	(790)	(5,739)	(1,479)
General and administrative	(3,749)	(3,208)	(11,123)	(8,884)
Operating income	26,651	26,814	88,735	79,410
Interest expense	(3,033)	(3,232)	(10,025)	(10,484)
Gain on early extinguishment of debt	-	-	243	-
Income tax expense	(30)	(52)	(120)	(132)
Equity in earnings (loss) of an investee	38	64	59	219
Gain on sale of property	116	-	116	-
Net Income	$ 23,742	$ 23,594	$ 79,008	$ 69,013

(1) See Definitions of Certain Non-GAAP Financial Measures on page 34 for a definition of NOI and Cash Basis NOI and why we believe they are appropriate supplemental measures and how we use these measures.

(2) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities.


SIR

CALCULATION OF EBITDA AND ADJUSTED EBITDA [1]

(dollars in thousands)

EXHIBIT B

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Net income	$ 23,742	$ 23,594	$ 79,008	$ 69,013
Plus: interest expense	3,033	3,232	10,025	10,484
Plus: income tax expense	30	52	120	132
Plus: depreciation and amortization	10,653	8,485	30,442	22,445
EBITDA	37,458	35,363	119,595	102,074
Plus: acquisition related costs	5,365	790	5,739	1,479
Plus: general and administrative expense paid in common shares [2]	267	369	1,671	1,115
Less: gain on early extinguishment of debt	-	-	(243)	-
Adjusted EBITDA	$ 43,090	$ 36,522	$ 126,762	$ 104,668

[1] See Definitions of Certain Non-GAAP Financial Measures on page 34 for a definition of EBITDA and Adjusted EBITDA and why we believe they are appropriate supplemental measures.

[2] Amounts represent the portion of business management fees that are payable in our common shares as well as equity based compensation for our trustees, officers and certain employees of RMR. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

SIR

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)

EXHIBIT C

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Net income	$ 23,742	$ 23,594	$ 79,008	$ 69,013
Plus: depreciation and amortization	10,653	8,485	30,442	22,445
Less: Gain on sale of property	(116)	-	(116)	-
FFO	34,279	32,079	109,334	91,458
Plus: acquisition related costs	5,365	790	5,739	1,479
Plus: estimated business management incentive fees [1]	(347)	196	79	589
Less: gain on early extinguishment of debt	-	-	(243)	-
Normalized FFO	$ 39,297	$ 33,065	$ 114,909	$ 93,526
Weighted average common shares outstanding	59,905	49,686	54,678	42,790
FFO per share	$ 0.57	$ 0.65	$ 2.00	$ 2.14
Normalized FFO per share	$ 0.66	$ 0.67	$ 2.10	$ 2.19

[1] See Definitions of Certain Non-GAAP Financial Measures on page 34 for a definition of FFO and Normalized FFO and why we believe they are appropriate supplemental measures and how we use these measures.

[2] Amounts represent estimated incentive fees under our business management agreement payable in common shares after the end of each calendar year calculated (i) prior to 2014 based upon increases in annual FFO per share, and (ii) beginning in 2014 based on common share total return. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO until the fourth quarter, which is when the actual expense amount for the year is determined. The amount recognized for the third quarter of 2014 reflects the reversal of incentive fees accrued as of June 30, 2014, due to changes in the common share total return as of the applicable measurement dates. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

DEFINITIONS OF CERTAIN NON-GAAP FINANCIAL MEASURES


SIR

EXHIBIT D

NOI and Cash Basis NOI:

We calculate NOI on a GAAP and cash basis as shown in Exhibit A. We define NOI as income from our rental of real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI excluding non-cash straight line rent adjustments and lease value amortization. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because they reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. The calculations of NOI and Cash Basis NOI exclude certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

EBITDA and Adjusted EBITDA:

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit B. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

FFO and Normalized FFO:

We calculate FFO and Normalized FFO as shown in Exhibit C. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization, less gain on sale of property, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs, estimated business management incentive fees and gain on early extinguishment of debt. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility agreement and term loan agreement, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

PROPERTY DETAIL

As of September 30, 2014

(dollars and square feet in thousands)

EXHIBIT E

	Property	City	State	Number of Buildings & Contiguous Land Parcels [(1)]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [(2)]	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired [(3)]	Weighted Average Year Built or Substantially Renovated [(4)]
1.	Inverness Center	Birmingham	AL	3	Mainland Properties	Building	448	100.0%	$ 4,803	$ 36,631	$ 33,533	12/9/2010	1985
2.	Cinram Distribution Center	Huntsville	AL	1	Mainland Properties	Building	1,371	100.0%	9,210	73,001	69,492	8/31/2012	2007
3.	Regents Center	Tempe	AZ	2	Mainland Properties	Building	101	100.0%	1,481	13,276	8,194	6/30/1999	1988
4.	Campbell Place	Carlsbad	CA	2	Mainland Properties	Building	95	100.0%	2,589	21,314	20,418	9/21/2012	2007
5.	Folsom Corporate Center	Folsom	CA	1	Mainland Properties	Building	96	100.0%	3,493	28,954	26,563	12/17/2010	2009
6.	Bayside Technology Park	Fremont	CA	1	Mainland Properties	Building	101	100.0%	2,125	10,581	9,896	3/19/2009	1990
7.	North First Street	San Jose	CA	1	Mainland Properties	Building	64	100.0%	1,895	14,121	13,972	12/23/2013	2013
8.	Rio Robles Drive	San Jose	CA	3	Mainland Properties	Building	186	100.0%	4,407	44,925	44,394	12/23/2013	2011
9.	350 West Java Drive	Sunnyvale	CA	1	Mainland Properties	Building	96	100.0%	2,940	24,012	23,415	11/15/2012	2012
10.	333 Inverness Drive South	Englewood	CO	1	Mainland Properties	Building	140	100.0%	2,249	15,446	14,750	6/15/2012	1998
11.	2 Tower Drive	Wallingford	CT	1	Mainland Properties	Building	62	100.0%	396	3,643	3,205	10/24/2006	1978
12.	1 Targeting Center	Windsor	CT	1	Mainland Properties	Building	97	100.0%	1,119	9,076	8,684	7/20/2012	1999
13.	235 Great Pond Road	Windsor	CT	1	Mainland Properties	Building	171	100.0%	1,383	11,869	11,356	7/20/2012	2004
14.	2100 NW 82nd Ave	Miami	FL	1	Mainland Properties	Building	37	100.0%	218	1,842	1,266	3/19/1998	2013
15.	King Street Ground Lease	Honolulu	HI	1	Hawaii Properties	Land	21	100.0%	234	1,342	1,342	12/5/2003	-
16.	Mapunapuna Ground Leases	Honolulu	HI	129	Hawaii Properties	Land	6,541	100.0%	44,835	344,458	341,846	12/5/2003;11/21/2012	-
17.	Safeway Shopping Center	Honolulu	HI	3	Hawaii Properties	Land	158	100.0%	2,648	11,604	11,546	12/5/2003	-
18.	Salt Lake Shopping Center	Honolulu	HI	2	Hawaii Properties	Land	334	100.0%	1,657	9,660	9,660	12/5/2003	-
19.	Sand Island Ground Leases	Honolulu	HI	41	Hawaii Properties	Land	2,189	97.4%	14,676	94,269	94,249	12/5/2003	-
20.	Sand Island Buildings	Honolulu	HI	7	Hawaii Properties	Building	274	95.6%	3,952	36,459	31,526	12/5/2003;11/23/2004	1974
21.	Waiwai Ground Leases	Honolulu	HI	2	Hawaii Properties	Land	45	100.0%	358	2,567	2,444	12/5/2003	-
22.	Campbell Buildings	Kapolei	HI	5	Hawaii Properties	Building	285	98.0%	3,109	23,935	20,247	6/15/2005	1978
23.	Campbell Easements	Kapolei	HI	3	Hawaii Properties	Land	-	-	- (5)	10,496	10,496	6/15/2005	-
24.	Campbell Ground Leases	Kapolei	HI	35	Hawaii Properties	Land	7,901	87.5%	11,071	102,956	102,803	6/15/2005	-
25.	Waipahu Ground Lease	Waipahu	HI	1	Hawaii Properties	Land	44	100.0%	192	717	717	12/5/2003	-
26.	951 Trails Road	Eldridge	IA	1	Mainland Properties	Building	172	100.0%	825	8,326	6,866	4/2/2007	2001
27.	2300 N 33rd Ave	Newton	IA	1	Mainland Properties	Building	317	100.0%	1,377	13,899	11,840	9/29/2008	2008
28.	1415 West Diehl Road	Naperville	IL	1	Mainland Properties	Building	820	100.0%	16,766	188,466	186,282	4/1/2014	2001

(1) Land parcels include 4 easements.

(2) Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of September 30, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

(3) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

(4) Weighted based on square feet.

(5) Excludes annual tenant percentage rent generally received and recognized during the first quarter of each year for the previous year. Percentage rent recognized during the first quarter of 2014 totaled $1,270.

PROPERTY DETAIL (CONTINUED)

As of September 30, 2014 (dollars and square feet in thousands) **EXHIBIT E**

	Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired [3]	Weighted Average Year Built or Substantially Renovated [4]
29.	440 North Fairway Drive	Vernon Hills	IL	1	Mainland Properties	Building	100	100.0%	1,678	13,977	13,730	10/15/2013	2009
30.	Capitol Tower	Topeka	KS	1	Mainland Properties	Building	144	100.0%	3,093	17,409	16,544	7/30/2012	2006
31.	The Atrium at Circleport II	Erlanger	KY	1	Mainland Properties	Building	86	100.0%	1,052	13,032	10,227	6/30/2003	1999
32.	300 and 330 Billerica Road	Chelmsford	MA	2	Mainland Properties	Building	209	100.0%	2,504	17,781	16,765	1/18/2011;9/27/2012	2001
33.	111 Powdermill Road	Maynard	MA	1	Mainland Properties	Building	287	100.0%	3,377	29,883	24,934	3/30/2007	1990
34.	7001 Columbia Gateway Drive	Columbia	MD	1	Mainland Properties	Building	120	100.0%	3,599	28,292	27,216	12/21/2012	2008
35.	3550 Green Court	Ann Arbor	MI	1	Mainland Properties	Building	82	100.0%	1,625	13,019	12,586	12/21/2012	1998
36.	725 Darlington Avenue	Mahwah	NJ	1	Mainland Properties	Building	167	100.0%	2,158	17,943	17,825	4/9/2014	2010
37.	8687 Carling Road	Liverpool	NY	1	Mainland Properties	Building	38	100.0%	740	5,564	4,496	1/6/2006	2007
38.	1212 Pittsford - Victor Road	Pittsford	NY	1	Mainland Properties	Building	55	100.0%	1,064	4,748	3,422	11/30/2004	2003
39.	500 Canal View Boulevard	Rochester	NY	1	Mainland Properties	Building	95	100.0%	1,528	15,145	11,663	1/6/2006	1997
40.	32150 Just Imagine Drive	Avon	OH	1	Mainland Properties	Building	645	100.0%	3,479	25,480	22,376	5/29/2009	2000
41.	501 Ridge Avenue	Hanover	PA	1	Mainland Properties	Building	502	100.0%	3,823	27,030	23,673	9/24/2008	1965
42.	16001 North Dallas Parkway	Addison	TX	2	Mainland Properties	Building	554	100.0%	14,173	105,476	101,512	1/16/2013	1996
43.	Research Park	Austin	TX	2	Mainland Properties	Building	149	100.0%	2,019	15,108	9,895	6/16/1999	1999
44.	4421 W. John Carp. Freeway	Irving	TX	1	Mainland Properties	Building	54	100.0%	634	5,974	3,703	3/19/1998	1995
45.	3600 Wiseman Boulevard	San Antonio	TX	1	Mainland Properties	Building	100	100.0%	2,845	15,423	14,966	3/19/2013	2004
46.	1800 Novell Place	Provo	UT	1	Mainland Properties	Building	406	100.0%	7,940	85,640	81,035	6/1/2012	2000
47.	4885-4931 North 300 West	Provo	UT	2	Mainland Properties	Building	125	100.0%	3,650	29,338	28,311	2/28/2013	2009
48.	501 South 5th Street	Richmond	VA	1	Mainland Properties	Building	311	100.0%	10,918	123,672	120,240	7/2/2013	2009
49.	Orbital Sciences Campus	Sterling	VA	3	Mainland Properties	Building	337	100.0%	10,318	72,113	69,260	11/29/2012	2000
50.	181 Battaile Drive	Winchester	VA	1	Mainland Properties	Building	308	100.0%	1,425	14,341	11,621	4/20/2006	1987
				280			27,040	96.1%	$ 223,650	$ 1,854,233	$ 1,767,002		1998

(1) Land parcels include 4 easements.

(2) Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of September 30, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

(3) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

(4) Weighted based on square feet.